June 22, 2007
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Peggy Fisher — Assistant Director

Re:	AuthenTec, Inc. (“the Company”)
Registration Statement on Form S-1 (File No. 333-141348)
Ladies and Gentlemen:
     As Representative of the several Underwriters of up to 8,625,000 shares of common stock of AuthenTec, Inc. (“the Company”), we hereby join with the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 3:00 p.m. (NYT) on June 26, 2007, or as soon thereafter as is practicable.
     Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated June 8, 2007, through the date hereof:
     Preliminary Prospectus dated June 8, 2007:
     10,488 copies to prospective Underwriters, institutional investors, dealers and others
     The undersigned advises that we have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours, LEHMAN BROTHERS INC.
By:	/s/ Arlene Salmonson
	Name:	Arlene Salmonson
	Title:	Vice President